

Mail Stop 3030

July 5, 2017

Via E-mail
Gerry B. Berg
Chief Financial Officer
Therapeutic Solutions International, Inc.
4093 Oceanside Boulevard, Suite B
Oceanside, CA 92056

> **Re: Therapeutic Solutions International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed June 7, 2017**
> **File No. 000-54554**

Dear Mr. Berg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

General

1.   We note that you have not filed all the reports required by Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Please file your quarterly report on Form 10-Q for the period ended March 31, 2017.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

2.   We note that you discuss your results of operations in some instances in actual dollars and in other instances in rounded number of dollars, such as thousands as well as millions. To enhance an investor's understanding, please revise this section in future filings to consistently discuss your results of operations using the same unit of dollars.

Report of Independent Registered Public Accounting Firm, page F-2

3.   We note that PLS CPA opined upon your consolidated financial position as of December 31, 2015 and 2014 and your results of operations and cash flows for the years then ended, even though you did not include financial statements as of and for the year ended December 31, 2014 in the filing. Please have your independent accountants revise their audit report in future filings to opine only on the financial statements included in the filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3671 with any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery